EXHIBIT 99.2

Identification of Relevant Subsidiaries

Three entities, namely, (i) PAG Quantitative Strategies Trading Limited, (ii) PAG S Class Public Pooled L.P., and (iii) PAG Asia Opportunity B Public Pooled LP (the “holders”) purchased and hold an aggregate of 1,593,000 units issued by Silver Crest Acquisition Corporation (the “Issuer”). Each unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share subject to certain limitations.

The abovementioned three entities are subsidiaries of two parent holding companies, Pacific Alliance Group Limited and PAG Holdings Limited. Pacific Alliance Group Limited and PAG Holdings Limited have caused a statement on Schedule 13G to be filed as a result of their subsidiaries’ beneficial holdings of the Issuer’s Class A ordinary shares as of January 19, 2021, as follows:

PAG Quantitative Strategies Trading Limited holds 1,426,700 units, consisting of 1,426,700 Class A ordinary shares and 713,350 whole warrants, and therefore may be deemed to beneficially own 2,140,050, or 6.1%, of the Issuer’s Class A ordinary shares.

PAG S Class Public Pooled L.P. holds 49,000 units, consisting of 49,000 Class A ordinary shares and 24,500 whole warrants, and therefore may be deemed to beneficially own 73,500, or 0.2%, of the Issuer’s Class A ordinary shares.

PAG Asia Opportunity B Public Pooled LP holds 117,300 units, consisting of 117,300 Class A ordinary shares and 58,650 whole warrants, and therefore may be deemed to beneficially own 175,950, or 0.5%, of the Issuer’s Class A ordinary shares.